SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Third Quarter 2026 Financial Results São Paulo, Brazil, November 12, 2026 — Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), the largest digital bank in Latin America, today released its financial results for the third quarter ended September 30, 2026, prepared in accordance with IFRS, as well as complementary managerial results. The financial statements and earnings presentation are available on the Company’s Investor Relations website at www.investors.nu, along with details of the earnings conference call to be held today at 5:00 p.m. Eastern Time / 7:00 p.m. Brasília time. "We delivered record quarterly net income of $1.1 billion while continuing to grow across our core markets and taking our first steps beyond Latin America. In Brazil, where we already serve 65% of adults, our activity rate rose for the seventh consecutive quarter to a record 86.3%. Mexico added 870 thousand customers in our first quarter as a bank. In Colombia, we are now the country's largest credit card issuer by number of cardholders. In the third quarter, we successfully launched Nu US and Nu Global. Within weeks, Nu US reached customers in all 50 states, and Nu Global already serves customers in 37 countries" says David Vélez, founder and CEO of Nubank. Q3’26 Results Snapshot Below are the Q3’26 performance highlights of Nu Holdings Ltd. Unless otherwise noted, all the growth rates presented herein are on an FX neutral basis (FXN) 1 : Financial Highlights: ● Revenue and profit. Gross revenue reached a record US$6.3 billion, up 37% YoY. Gross profit rose 35% YoY to US$2.6 billion, and all three revenue sources (credit, fees and float) grew YoY in absolute terms. Net income reached a record US$1.1 billion, up 31% YoY, with ROE of 32%. ● Margins. Net interest income was US$3.9 billion, with a net interest margin of 22.5%. Reported risk-adjusted NIM was 12.1%, versus 12.4% in Q2'26. Excluding non-recurring items, it rose to 12.7% from 11.9% in Q2'26. ● Credit portfolio. The portfolio grew 33% YoY and 6% QoQ to US$41.6 billion. Credit cards were US$27.2 billion (+32% YoY), unsecured lending was US$11.0 billion (+39% YoY and +7.5% QoQ) and secured lending was US$3.4 billion (+23% YoY). Secured-loan originations reached a record in Q3'26. Higher payroll lending to both public- and private-sector employees in Brazil more than offset the decline in loans backed by FGTS. ● Asset quality. The 15–90-day NPL ratio was 4.9%, compared with 4.8% in Q2'26, and the 90+ NPL ratio rose to 7.3% from 6.9% in Q2'26. Measured against interest earning balances, 15–90-day delinquency improved to 8.0% from 8.2% in Q2'26, and 90+ delinquency was 12.1%, compared with 11.6% in Q2'26. Coverage of 90+ NPLs was 234%, consistent with historical trends. 1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information. 1 ● Funding. Deposits rose 19% YoY to US$47.5 billion: US$38.6 billion in Brazil, US$5.3 billion in Mexico and US$3.5 billion in Colombia. The cost of deposits fell to 87% of the interbank rate, from 88% in Q2'26 and 89% in Q3'25. ● Efficiency and outlook. The efficiency ratio was 19.3%, compared with 19.5% in Q2'26 and 20.3% in Q3'25, helped by lower personnel costs and some expenses moving into the fourth quarter. Nu now expects a full-year 2026 efficiency ratio of 19% to 19.5%, below its previous expectation of around 20%, reflecting performance year to date and a sequential increase in the fourth quarter. Business Highlights: ● Customers. Nu added 3.7 million customers in the quarter, reaching 143 million globally: nearly 120 million in Brazil, 16.6 million in Mexico and 6.1 million in Colombia. The activity rate rose to 83.6% from 83.5% in Q2'26, and monthly ARPAC reached approximately US$18. ● Brazil. Nu serves 65% of the adult population, and the activity rate rose for the seventh consecutive quarter to a record 86.3%. Unsecured personal-loan originations reached a record R$22.1 billion, up 28% YoY. Croma, launched in late July for Super Core customers, is approaching one million customers. The relaunched NuCoin loyalty program has 6.7 million sign-ups. ● Mexico. In its first quarter as a bank in Mexico, Nu added 870 thousand customers, reaching 16.6 million (+27% YoY), or 17% of the adult population. Banking status raised deposit insurance coverage sixteenfold, to approximately US$195 thousand per customer, and enabled payroll accounts. ● Colombia. Customers grew 62% YoY to 6.1 million, or 15% of the adult population. With 3 million cardholders, Nu is the country's largest credit card issuer by number of cardholders, and its credit portfolio grew 80% YoY. Nu has the fourth-largest base of individual deposits in Colombia, at a funding cost of 76% of the benchmark rate. ● Nu US and Nu Global. Nu US launched on September 10 with a 3.5% APY account, fee-free transfers to Brazil, Mexico and Colombia, and a no-annual-fee credit card with 1.5% cashback, and it reached customers in all 50 states. Nu Global, a stablecoin-based multi-currency account, went live on October 15 and has customers in 37 countries. Their combined impact on the efficiency ratio remains within Nu's commitment of up to 100 bps in each of 2026 and 2027. 2 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods September 30, 2026, 2025 and June 30, 2026. Summary of Consolidated Operating Metrics Q3'26 Q2'26 % FXN QoQ Q3'25 % FXN YoY CUSTOMER METRICS Number of Customers (in millions) 142.6 138.9 3% 127.0 12% Activity Rate (%) 83.6% 83.5% 0.1 p.p 83.4% 0.2 p.p CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 44.2 43.4 4% 36.5 14% Monthly Average Revenue per Active Customer (in $) 17.7 17.1 5% 13.8 21% Monthly Average Cost to Serve per Active Customer (in $) -1.1 -1.0 4% -0.9 10% CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 41.6 39.4 6% 30.4 33% Deposits (in $ billions) 47.5 45.3 5% 38.8 19% Summary of Consolidated Financial Metrics Q3'26 Q2'26 % FXN QoQ Q3'25 % FXN YoY MANAGERIAL FINANCIAL METRICS Total Revenue (in $ millions) 6,258.5 5,875.7 8% 4,317.2 37% Gross Profit (in $ millions) 2,597.6 2,441.1 8% 1,811.2 35% Net Income (in $ millions) 1,091.6 1,061.1 5% 782.7 31% Summary of Consolidated Other Performance Metrics Q3'26 Q2'26 % FXN QoQ Q3'25 % FXN YoY Efficiency-Ratio 19.3% 19.5% -0.2 p.p 20.3% -1.0 p.p Risk Adjusted NIM 12.1% 12.4% -0.3 p.p 10.8% 1.3 p.p ROE 32% 33% -1.2 p.p 31% 0.5 p.p NPL 15-90 4.9% 4.8% 0.1 p.p 4.3% 0.6 p.p NPL 90+ 7.3% 6.9% 0.4 p.p 6.7% 0.6 p.p 3 3 Managerial P&L Managerial P&L (in $ millions) - Three-month period ended Q3'26 Q3'25 Total Revenue 6,258.5 4,317.2 Credit Income 3,795.1 2,489.2 Float Income 1,550.4 1,225.3 Fee Income 913.0 602.8 Total Direct Costs -3,661.0 -2,506.0 Funding Cost -1,473.8 -1,237.2 Cost of Credit -1,788.7 -1,035.8 Transaction Cost -151.4 -108.2 Revenue-Based Taxes -247.2 -124.8 Gross Profit 2,597.6 1,811.2 Operating Expenses -845.8 -577.2 Customer Support and Operations -223.3 -174.8 G&A Expenses -488.3 -339.3 Marketing Expenses -115.7 -56.8 Other Operating Expenses -18.6 -6.2 Share of Results From Associates -8.3 -1.2 EBT 1,743.4 1,232.8 Income Taxes -651.9 -450.1 Net Income 1,091.6 782.7 4 Accounting P&L Accounting P&L (in $ millions) - Three-month period ended Q3'26 Q3'25 Interest income and gains net of losses on financial instruments 5,003.3 3,577.5 Fee and commission income 817.0 595.2 Total revenue 5,820.4 4,172.7 Interest and other financial expenses -1,571.6 -1,275.7 Transactional expenses -143.4 -105.0 Expected credit loss -1,668.5 -977.5 Total cost of financial and transactional services provided -3,383.5 -2,358.2 Gross profit 2,436.9 1,814.5 Operating (expenses) income Customer support and operations -223.3 -174.8 General and administrative expenses -590.7 -349.3 Marketing expenses -126.1 -70.3 Other expenses -160.0 -129.9 Other income 21.8 27.3 Total operating (expenses) income -1,078.3 -697.1 Share of loss in associates -8.3 -1.2 Profit (loss) before income taxes 1,350.3 1,116.3 Income taxes -258.7 -333.6 Net income (loss) for the period 1,091.6 782.7 5 Reconciliation Bridge Reconciliation Bridge (in $ millions) - Q3'26 Accounting P&L Reclassification & Adjustments Managerial P&L Total Revenue 5,820.4 438.2 6,258.5 Credit Income 3,676.6 118.6 3,795.1 Float Income 1,326.8 223.6 1,550.4 Fee Income 817.0 96.0 913.0 Total Direct Costs -3,383.5 -277.5 -3,661.0 Funding Cost -1,571.6 97.8 -1,473.8 Cost of Credit -1,668.5 -120.2 -1,788.7 Transaction Cost -143.4 -8.0 -151.4 Revenue-Based Taxes 0.0 -247.2 -247.2 Gross Profit 2,436.9 160.7 2,597.6 Operating Expenses -1,078.3 232.5 -845.8 Customer Support and Operations -223.3 0.0 -223.3 G&A Expenses -590.7 102.4 -488.3 Marketing Expenses -126.1 10.4 -115.7 Other Operating Expenses -138.2 119.6 -18.6 Share of Results From Associates -8.3 0.0 -8.3 EBT 1,350.3 393.1 1,743.4 Income Taxes -258.7 -393.2 -651.9 Net Income 1,091.6 0.0 1,091.6 6 Note on forward-looking statements and non-IFRS financial measures This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to “R$” refer to the Brazilian Real, the official currency of Brazil. Beginning in the fourth quarter of 2025, the Company introduced its managerial profit and loss presentation (the “Managerial P&L”), representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of certain IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is reconciled to IFRS, and is intended to provide a supplemental management view of the Company’s results. Certain financial metrics presented herein reflect this framework. A reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L reconciliation report and in the appendix of the earnings presentation. 7 7 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Simone Iwasso press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu international.nubank.com.b r/newsroom/ About Nu Nu is one of the largest digital financial institutions in the world, and the largest digital bank in Latin America. Guided by a mission to fight complexity and empower people, the company serves more than 140 million customers across Brazil, Mexico, and Colombia. Nu has recently launched operations in the United States and Nu Global, its multi-currency account that enables money movement across more than 35 countries. Nu has been leading an industry transformation through innovative products and human-centered services. Proprietary technology and data at scale power Nu’s digital platform, built to promote financial access, advancement, and transparency. Its business model thrives on customer love and lower costs, feeding a flywheel of growth and profitability. For more information, please visit https://international.nubank.com.br/about/. 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 12, 2026